JPMorgan Trust I

270 Park Avenue

New York, New York 10017

VIA EDGAR

September 22, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I - File No. 811-21295– Post-Effective Amendment No. 448

Dear Ms. White:

This letter is in response to the comments you provided on the registration statement for JPMorgan Trust I (the “Trust”) with respect to JPMorgan Emerging Markets Local Currency Debt Fund which will be renamed JPMorgan Emerging Markets Strategic Debt Fund effective September 30, 2016 (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933 on or prior to the registration statement’s effective date of September 30, 2016 (the “Effective Date”). Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement.

GENERAL COMMENTS

1.	Comment: Please include a “Tandy” representation in your response letter.

Response: The requested representation is included below.

2.	Comment: Please update the series and class information on EDGAR with the Fund’s tickers.

Response: The EDGAR system will be updated with the Fund’s new name on the Effective Date. Please note that the series, class information and tickers will not change for the Fund.

PROSPECTUS COMMENTS

Main Investment Strategies

3.	Comment: If the Fund intends to invest more than 25% of its net assets in sovereign debt of a single country, please include disclosure about the investment including the associated risks.

Response: The Fund does not currently intend to invest more than 25% of its net assets in sovereign debt of a single country.

4.	Comment: Please disclose whether the Fund has any parameters concerning duration and, if so, include an explanation and example of duration.

Response: As disclosed in the Risk/Return Summary, the Fund is “unconstrained” and may invest in securities of any maturity or quality. The disclosure in the prospectus will be revised to provide that the Fund’s securities may be of any maturity, duration, or quality.

5.	Comment: Please advise how derivatives will be valued for purposes of the Fund’s policy to invest at least 80% of its Assets in emerging market debt investments.

Response: Derivatives are not included in the numerator for purposes of determining compliance with the Fund’s policy to invest at least 80% in emerging market debt investments.

6.	Comment: Consistent with the Fund’s name, please revise the disclosure to provide that ““Emerging market debt investments” are debt securities and instruments of issuers located in or tied economically to emerging markets.”

Response: We respectfully decline to make the change to the policy and believe the current policy complies with Rule 35d-1 as it specifies that such investments must be “debt investments.” The policy provides that the Fund must invest, under normal circumstances “at least 80% of its Assets in emerging market debt investments.” The disclosure cited above does not remove the requirement that such investments must be debt investments but rather is designed to indicate that such investments must be securities or instruments located in or tied economically to emerging markets. In addition, the More About the Fund section also specifies that the 80% policy requires investment in debt and provides as follows:

For purposes of the Fund’s 80% policy, some examples of “debt investments” include sovereign debt securities, supranational debt, municipal securities, loan participation notes, structured securities including CLNs, fixed and floating or variable rate instruments, inflation-linked debt securities, corporate debt securities, private placements, zero-coupon securities, commercial paper, convertible bonds, pay-in-kind securities, and deferred payment securities.

7.	Comment: The definition of emerging markets is too general. Please be more specific about the definition of emerging markets.

Response: The following will be added to the disclosure:

Emerging market countries typically have less-established market economies than developed countries and may face greater social, economic, regulatory and political uncertainties. Emerging markets currently include most countries in the world except Australia, Canada, Japan, New Zealand, the U.S., the United Kingdom, and most of the countries of western Europe and Hong Kong. A security will deemed to be tied economically to emerging markets if: (1) the issuer is organized under the laws of, or has a principal place of business in an emerging market; or (2) the principal listing of the issuer’s securities is in a market that is in an emerging market; or (3) the issuer derives at least 50% of its total revenues or profits from goods that are produced or sold, investments made, or services performed in an emerging market; or (4) the issuer has at least 50% of its assets located in an emerging market.

MAIN RISKS

8.	Comment: The Risk/Return Summary indicates that the Fund may invest in registered investment companies including J.P. Morgan money market funds. Please include principal risk disclosure concerning investments in other investment companies.

Response: Investment Company Risk will be added to the Main Risk section of the Risk/Return Summary.

9.	Comment: The Risk/Return Summary includes Industry and Sector Focus Risk. If the Fund is currently focused on a sector or industry, please disclose the Fund’s focus and associated risk.

Response: The Fund does not currently intend to focus its investments in a particular sector or industry.

10.	Comment: Please disclose the following in the Zero-Coupon, Pay-in-Kind and Deferred Payment Securities Risk section: (1) the higher yields and interest rates on original issue discount (“OID”) and pay-in-kind securities (“PIK”) reflect the payment deferral and increased credit risk associated with such instruments and such investments may represent a significantly higher credit risk than coupon loans; (2) OID and PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral; (3) OID instruments generally represent a significantly higher credit risk than coupon loans; (4) PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate; (5) the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate; and (6) OID and PIK securities create the risk that incentive fees will be paid to the investment adviser based on non-cash accruals that ultimately may not be realized, but the investment adviser will be under no obligation to reimburse the fund for these fees.

Response: We believe that the Main Risk section in the Risk/Return Summary discloses the main risks of the Fund and more detailed risk disclosure concerning PIK securities is more appropriately included in the More About the Fund section. Please note the Fund does not anticipate utilizing OID securities as a principal strategy and therefore does not believe that such disclosure related to OID securities is required to be included in the prospectus. In addition, not all of the disclosure proposed by the Staff applies to the risks of the PIK securities in which the Fund intends to invest. For example, the Fund’s investment adviser does not charge a performance-based fee to the Fund and therefore the Fund would not pay any incentive fees to the Fund’s investment adviser based on non-cash accruals. As a result, the Fund will include the following risk disclosure in the More About the Fund section:

(1) the higher yields and interest rates on certain pay-in-kind securities (“PIK”) reflect the payment deferral and increased credit risk associated with such instruments and such investments may represent a significantly higher credit risk than coupon loans; (2) PIK securities may have ~~unreliable valuations~~ higher price volatility because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral; (3) PIK interest has the effect of generating investment income ~~and increasing the incentive fees payable at a compounding rate~~; and (4) the deferral of PIK interest may also ~~reduces~~ reduce the loan-to-value ratio at a compounding rate. ~~and (6) OID and PIK securities create the risk that incentive fees will be paid to the investment adviser based on non-cash accruals that ultimately may not be realized, but the investment adviser will be under no obligation to reimburse the fund for these fees~~

MORE ABOUT THE FUND

11.	Comment: In the More About the Fund section, please disclose that actively managed ETFs are registered investment companies.

Response: The disclosure will be revised to provide as follows:

The Fund may invest in exchange traded funds (ETFs) in order to gain exposure to particular markets including foreign and emerging markets or asset classes. ETFs are registered investment companies and ~~Such ETFs~~ may include actively managed ETFs and passively managed ETFs. Passively managed ETFs ~~are registered investment companies~~ seek to track the performance of a particular market index or security.

12.	Comment: The More About the Fund section indicates that the Fund may invest in contingent convertible securities (“CoCos”). Please confirm that CoCos will not be a principal investment strategy and advise supplementally how much of the Fund’s portfolio is currently allocated to them.

Response: The Fund currently does not intend to use CoCos as part of its principal investment strategy. The Fund does not currently own any CoCos.

Statement of Additional Information

13.	Comment: The SAI provides that the fundamental investment policy regarding industry concentration does not apply to securities issued by other investment companies. With respect to concentration, it is the staff’s position that to the extent a fund can determine that an underlying fund is concentrated in a particular industry, it should consider the underlying fund’s holdings in determining compliance with its own concentration policies. (For example, if an underlying fund has a name requiring an 80% policy in a particular industry, a fund should consider at least 80% of its investment in that fund will be in that industry; or if an underlying fund has a concentration policy requiring it to invest 25% in an industry, a fund should consider that 25% of its assets in that fund will be in the industry.)

Response: The Fund believes that its current policy on concentration, as disclosed in its Statement of Additional Information, complies with applicable legal requirements, including applicable SEC Staff guidance. The policy sets meaningful, objective limits on the freedom of the Fund to concentrate its assets in any particular industry. The Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy. To the extent that the Fund determines its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund would take steps to ensure that it has appropriate risk disclosure relating to that investment.

In connection with your review of Post-Effective Amendment No. 448 filed by JPMorgan Trust I on July 22, 2016, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Trust’s filing; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4023.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary